

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 16, 2017

Eric L. Kelly
Chief Executive Officer
Sphere 3D Corp.
9112 Spectrum Center Boulevard
San Diego, CA 92123

> **Re: Sphere 3D Corp.**
> **Registration Statement on Form F-1**
> **Filed April 28, 2017**
> **File No. 333-217548**

Dear Mr. Kelly:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us an analysis regarding your eligibility to use Form F-1. Address in your response the statement on page 52 of your Form 20-F for the fiscal year ended December 31, 2016 which states that about "58% of the common shares were held by residents of the U.S." Also separately address the requirements in paragraph (1)(ii) of the foreign private issuer definition in Securities Act Rule 405.

2.   We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until all outstanding comments, if any, on your request for confidential treatment have been cleared.

Eric L. Kelly
Sphere 3D Corp.
May 16, 2017
Page 2

<u>Incorporation of Certain Documents by Reference, page 2</u>

3.   The language following the second and last bullet points on page 2, as well as the paragraph immediately following the last bullet point, suggests that you are incorporating by reference filings that you will make in the future. Please tell us the bases on which you rely to forward incorporate by reference or revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3453 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information
                                        Technologies and Services

cc: Warren T. Lazarow, Esq.
        O'Melveny & Myers LLP